TRUST FOR CREDIT UNIONS

Plan in Accordance with Rule 18f-3

This Plan in Accordance with Rule 18f-3 (the “Plan”) has been adopted by the Board of Trustees of Trust for Credit Unions (the “Fund”) with respect to each class of shares of the Money Market Portfolio, Ultra-Short Duration Government Portfolio, Short Duration Portfolio, Enhanced Income Intermediate Credit Portfolio and Enhanced Income Credit Plus Equity Portfolio (each a “Portfolio,” together the “Portfolios”).  The Plan has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Each class of shares of each Portfolio will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below.  In addition, extraordinary expenses attributable to one or more classes shall be borne by such classes.  The Board of Trustees may determine in the future that other allocations of expenses or other services to be provided to a class of shares are appropriate and amend the Plan accordingly without the approval of shareholders of any class.

TCU Shares

TCU Shares are sold at net asset value per share without a sales charge and are sold subject to the minimum purchase requirements set forth in the Fund’s TCU Shares prospectus.  TCU Shares are not subject to fees under any Services Plan or Distribution Plan.  TCU Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s TCU Shares prospectus.

Investor Shares

Investor Shares are sold at net asset value per share without a sales charge and are sold subject to the minimum purchase requirements set forth in the Fund’s Investor Shares prospectus.  Investor Shares are subject to fees under the Distribution Plan adopted with respect to Investor Shares, on the terms set forth in the Fund’s Investor Shares prospectus, but are not subject to fees under any other Distribution Plan or Services Plan.  Investor shareholders have exclusive voting rights, if any, with respect to the Fund’s Distribution Plan adopted with respect to Investor Shares.  Investor Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s Investor Shares prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the a Portfolio’s respective share classes.  Fund expenses will be allocated daily to the respective share classes in accordance with Rule 18f-3(c) as now or hereafter in effect, subject to the oversight of the Board of Trustees.

Adopted:     March 23, 2012
Revised:      [_______], 2021